October 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:	PhaseBio Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-227474

Acceleration Request

Requested Date:	October 17, 2018
Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc., Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join PhaseBio Pharmaceuticals, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-227474) (the “Registration Statement”) to become effective on October 17, 2018, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rizwan Velji
	Name:	Rizwan Velji
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
	Name:	Keith Lister
	Title:	Managing Director

cc:	Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Jonathan P. Mow, PhaseBio Pharmaceuticals, Inc.

Christian E. Plaza, Cooley LLP

Darren K. DeStefano, Cooley LLP

[Signature Page to Acceleration Request]